FILM FINANCING AGREEMENT

THIS FILM FINANCING AGREEMENT for investment in the feature film currently entitled *Dot Conner Webtective,* is by and between **DOT CONNER, LLC**, a Tennessee limited liability company as Investment Company, through **WEFUNDER, INC**. as Funding Portal and _____[Entity Name]_____ as Investor.

PREAMBLE

THIS AGREEMENT SETS FORTH THE THE TERMS AND CONDITIONS OF A FEATURE FILM INVESTMENT OFFERING ("OFFERING"). BY ENTERING INTO THIS AGREEMENT PROSPECTIVE INVESTORS HEREBY WARRANT AND REPRESENT THAT THEY HAVE REVIEWED THE EDUCATIONAL MATERIALS SET FORTH ON THE WEBSITE OF THE FUNDING PORTAL INTERMEDIARY AT:

HTTPS://WEFUNDER.COM/DOTCONNERWEBTECTIVE

PROSPECTIVE INVESTOR IS URGED TO OBTAIN ADDITIONAL INFORMATION FROM THE INVESTMENT COMPANY (AS DEFINED HEREIN) OR ITS AGENTS FOR THE PURPOSE OF EVALUATING THE MERITS AND RISKS OF THE OFFERING. EACH PROSPECTIVE INVESTOR IS ALSO URGED TO CONSULT HIS OR HER OWN LEGAL AND FINANCIAL ADVISORS FOR LEGAL, TAX, AND RELATED MATTERS CONCERNING THIS INVESTMENT.

THIS INVESTMENT IS SPECULATIVE, CONTAINS RESTRICTIONS ON TRANSFER, AND INVOLVES RISKS, INCLUDING TAX RISKS. THERE WILL BE NO MARKET FOR THE COMPANY EQUITY MEMBER INTERESTS. THE INTERESTS MUST BE HELD INDEFINITELY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE LAW OR AN EXEMPTION FROM REGISTRATION IS DETERMINED BY COUNSEL TO BE AVAILABLE. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION TO REGISTER THE COMPANY EQUITY MEMBER INTEREST AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. NO REPRESENTATIONS, WARRANTIES OR ASSURANCES OF ANY KIND ARE MADE OR SHOULD BE INFERRED WITH RESPECT TO THE ECONOMIC RETURNS THAT MAY ACCRUE TO AN INVESTOR.

AT NO TIME, AND IN NO EVENT SHALL THE COMPANY BY ACT OF THE MANAGER OR THE MEMBERS TAKE ANY ACTION WHICH WOULD IN ANY WAY DILUTE OR REDUCE THE SUBSCRIBED EQUITY OWNERSHIP OF A MEMBER OF THE COMPANY, OR PREJUDICE THE SUBSCRIBED RIGHTS AND ENTITLEMENTS OF ANY MEMBER. IT IS THE INTENT OF THE COMPANY THAT ALL EQUITY PERCENTAGE OWNERSHIP INTERESTS ARE, AND SHALL REMAIN A PERCENTAGE OF ONE HUNDRED PERCENT OF CASH AVAILABLE FOR DISTRIBUTION.

BY ENTERING INTO THIS AGREEMENT EACH INVESTOR ACKNOWLEDGES THAT HE OR SHE HAS SUFFICIENT KNOWLEDGE, EXPERTISE, AND ABILITY TO EVALUATE THIS INVESTMENT AND TO BEAR THE ECONOMIC LOSS OF THE ENTIRE INVESTMENT.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR ANY STATE DIVISION OF SECURITIES AND INVESTOR PROTECTION, AND WILL BE OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE RESPECTIVE STATE DIVISIONS OF SECURITIES AND INVESTOR PROTECTION NOR ANY OTHER GOVERNMENT AGENCY HAVE PASSED ON OR ENDORSED THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ANY SALE MADE PURSUANT TO ANY APPLICABLE STATE SECURITIES ACT SHALL BE VOIDABLE BY SUCH PURCHASERS EITHER WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO ISSUER, OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF SUCH PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

TO ACCOMPLISH THIS WITHDRAWAL, IT IS SUFFICIENT FOR THE SUBSCRIBER TO SEND A LETTER OR TELECOPY TO THE ADDRESS BELOW INDICATING THE INTENTION TO WITHDRAW. THE LETTER OR TELECOPY SHOULD BE SENT OR POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY TO DOT CONNER, LLC c/o HUFF MEDIA PRODUCTIONS, LLC 1344 FARMWOOD DRIVE MURFREESBORO, TN 37128 USA.

TERMS AND CONDITIONS

This Agreement constitutes the understanding and agreement between DOT CONNER, LLC a Tennessee Limited Liability Company as "Investment Company" and the investor executing this Agreement on the signature page attached hereto ("Investor"), in connection with certain investment financing undertaken by Investor regarding the full-length motion picture project tentatively entitled *Dot Conner, Webtective* (the "Picture") being produced for Investment Company by Huff Media Productions, LLC.

WHEREAS all rights in and to the Picture will be owned by Investment Company pursuant to Assignment and Transfer of Copyright by Andrew Huff; and

WHEREAS The Investment Company is raising financing for the Production Budget to fully package and produce the Picture; and

WHEREAS the full production budget of the Picture including post production, marketing, and distribution ("Production Budget") and the maximum amount to be raised via Wefunder, is expected to be $1.235MM of which Five Hundred Thousand ($500,000.00) will be the line production budget for principal photography.

WHEREAS, the Investment Company has engaged Wefunder crowdfunding portal (the "Portal"), which is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, as the intermediary for the Offering; and

WHEREAS, Wefunder has filed an Offering Statement for Investment Company on Form C (the "Offering Statement") with the U.S. Securities and Exchange Commission relating to the offer and sale (the "Offering") of rights under this Agreement (the "Securities") to both accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") and non-accredited investors; and

WHEREAS the Investment Company will pay the Portal a commission equal to 7.9% of gross monies raised in the Offering, which is being conducted through the Portal's website at www.wefunder.com; and

WHEREAS the Securities are being offered through the Portal in minimum increments of One Hundred Dollars ($100.00) for a maximum crowdfunding offering amount of ($1,235,000.00) (the "Maximum Amount").

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, Investor and Investment Company agree to the following terms and conditions:

1. FINANCING AND CLOSING:

1.1. Subject to the terms and conditions of this Agreement, and the information set forth in the disclosures outlined on WeFunder (the "Offering Statement"), Investor agrees to provide Producer with the dollar amount of funds ("Financing Amount") set forth on the signature page of this Agreement (the "Investor Funds"), which Investor Funds will be applied toward the production of, and, if funds remain, the marketing and distribution of, the Picture.

1.2. Investors who contribute to the first One Hundred Thousand Dollars ($100,000.00) of Investor Funds (the "Early Bird Investor Funds") to the offering contemplated by this Agreement (the "Offering") will be designated as Early Bird Investors. Early Bird Investors shall receive a priority return equal to 150% of their capital contribution. Investors contributing capital hereunder after the first One Hundred Thousand Dollars of Investor Funds shall receive a priority return of 120% of their capital contribution.

1.3. Subject to the Closing conditions below, the closing of the sale and purchase of the Securities in exchange for the Financing Amount (the "Closing") shall take place through the Portal within five Business Days after the Offering campaign deadline specified in the Offering Statement (the "Offering Deadline").

1.5. The Closing is conditioned upon satisfaction of all the following conditions:

1.5.1. Prior to the Offering Deadline, the Investment Company shall have received subscriptions for Securities in an aggregate investment amount of at least the Target Amount; and

1.5.2. At the time of the Closing, the Investment Company shall have received into the escrow account established with the Portal and the escrow agent cleared funds for subscriptions of Securities having an aggregate investment amount of at least the Target Amount.

1.6. The Investor understands that the Investment Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Producer may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering, but which shall not dilute or alter Investor's entitlement.

2. THE PICTURE:

2.1. The Investor understands and agrees that the Investment Company will be responsible for the development, production, distribution, marketing, advertising, sales and exploitation of the Picture.

2.2. It is agreed that Andrew Huff will serve as the director and lead producer of the Picture, who may, at their sole discretion, add or remove additional Producers. For the avoidance of doubt, such additions or removals shall not impact the calculation of total Producer's Net Receipts or Investor's Net Receipts, as defined below.

3. RIGHTS:

3.1. Investor understands and agrees that the Investment Company shall own all right, title and interest in the Picture, including without limitation the copyright and all derivative rights thereof and all rights thereto. **Investors will be recouped solely from the box office revenues of the Film's theatrical release. In the unlikely event that the film is not released theatrically investor** repayment will be made from the company's distribution agreement for the film from any advance payment and/or streaming revenue This arrangement ensures that Investor returns are directly tied to the film's performance and earliest revenue source.

3.2. All decisions about, regarding or otherwise pertaining to the creative and business aspects of the Investment Company and the Picture shall be made by the Investment Company Manager. Investor shall no participation in or standing to vote on any creative or business aspects of the Picture or of the Investment Company.

3.3. Investor acknowledges that Investment Company has the right, but not the obligation, exercisable in the sole discretion of Investment Company to appoint one or more sales agents and/or distributors to assist Producer in selling, licensing and/or otherwise exploiting the Picture.

4. RECOUPMENT. Provided that Investment Company has completed the Offering, and Investor is not in breach of this Agreement, Producer agrees to repay to Investor the Financing Amount, also referred to as Investor's Capital Contribution, together with a twenty percent (20%) premium thereon (a fifty percent (50%) premium thereon for Early Bird Investors) ("Investor Recoupment"), solely from Gross Receipts (if any) in accordance with this Paragraph 5. "Gross Receipts" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Investment Company or any of its affiliated or related parties from the theatrical box office distribution and exhibition of the Picture, and not from any merchandising, publishing, soundtrack and other allied and/ or ancillary rights relating thereto. Gross Box Office Receipts, or if applicable streaming distribution revenue of the Picture shall be allocated in the following order:

5. First, to the payment of any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Investment Company relating directly to the Picture, and ongoing third party, out-of-pocket accounting costs and expenses incurred by Investment Company in connection with the processing of payments to profit participants on the Picture;

5.1 All other costs, expenses and charges actually incurred and paid by the Investment Company (or any affiliated or related entities) in connection with the production, post-production of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in connection with any such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; and

5.2 Third party, out-of-pocket expenses incurred by Investment Company in connection with the ongoing ownership of the Picture, including but not limited to insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture, maintenance and filing fees required to maintain Producer in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

5.3 Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); market rate compensation payable to the Investment Company or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; any reasonable reserve amount, as by Investment Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

5.3.1 Next, to the payment of any loans, plus reasonable interest thereon;

5.3.2 Next, to Investor and any additional investors (whether such investors participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective funds provided, until all investors, including Investor have received one hundred percent (100%) of the Financing Amount), plus a premium of twenty percent (20%) or fifty percent (50%) for Early Bird Investors) of the funds provided by such investor, if ever;

6. AUDIT: Investment Company will submit financial reports, and accompanying payments, if any, to any Investor who has invested at least $75,000 (a "Major Investor") within thirty (30) days after the end of each quarterly period for the first two (2) years after the initial public commercial exhibition or commercial broadcast of the Picture at the end of each annual period thereafter; provided, however, that no financing reports need be rendered for any period in which no Gross Receipts are received by Investment Company. A Major Investor shall have the right to audit Producer's books and records upon reasonable notice, no more than once per annum, at such Major Investor's sole cost and expense.

7. ASSIGNMENT:
7.1. Investor agrees that Producer may assign this Agreement at any time to any person or entity, provided, however, that if this Agreement is assigned to a person or entity other than a bona fide major or mini-major studio or similarly financially responsible distributor or investor, and such person or entity assumes all of Producer's obligations in writing, Investment Company shall remain liable to Investor.

7.2. Investor may not assign this agreement or any of the rights under the Agreement and the duties and obligations of Investor may not be delegated without the prior written consent of Investment Company

8. INVESTOR'S REPRESENTATIONS AND WARRANTIES: Investor represents and warrants the following:
8.1. The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Statement, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full amount of Investor Funds; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment of the Investor Funds. Investor acknowledges the following: (i) there can be no assurance that any additional funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Receipts) or that any such revenues will be sufficient to return to Investor all or any part of the Financing Amount; (iv) investments in the motion Picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the educational materials set forth on the website of the funding portal intermediary.

8.2. The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by Investment Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of advancement by the Investor of the Financing Amount other than the specified fixed return if sufficient revenues are achieved.

8.3. Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

8.4. The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Investment Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Statement or otherwise by the Investment Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation.
to purchase the Securities, and that neither the Investment Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Investment Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

8.6. The Investor is familiar with the business and financial condition and operations of the Investment Company, all as generally described in the educational materials. The Investor has had access to such information concerning the Investment Company, the Picture, and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

8.7. The Investor understands that, unless the Investor notifies the Investment Company in writing to the contrary at or before the closing of the Offering of the Securities, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the closing, considering all information received by the Investor.

8.8. The Investor acknowledges that the Investment Company has the right in its sole and absolute discretion to abandon this Offering of Securities at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Investment Company shall return any previously paid Financing Amount, without interest thereon, to the Investor.

8.9. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

8.10. The Investor has the right in accordance with State and Federal law and regulations before the campaign end date to cancel the purchase and get a full refund.

8.11. The Investor confirms that the Investment Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Investment Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

8.12. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities

8.13. The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Investment Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

8.14. The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Investment Company has no obligation or intention to register any of the Securities, or to act so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

8.15. The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

9. PRODUCER'S REPRESENTATIONS AND WARRANTIES: The Investor understands that upon execution by the Investment Company of this Agreement, the Investment Company will be deemed to have made following representations and warranties to the Investor as of the date of such execution:

9.1. The Investment Company has been duly formed under the laws of the State of Tennessee and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Securities to the Investor pursuant to this Agreement.

9.2. This Agreement, when executed and delivered by the Investment Company, shall constitute valid and legally binding obligations of the Investment Company enforceable except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

9.3. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Investment Company's articles of organization or operating agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Investment Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Investment Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Investment Company.

10. INDEMNIFICATION: The Investor agrees to indemnify and hold harmless the Investment Company and its managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this Agreement or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

11. REMEDIES: In the event of breach of this Agreement by Investment Company, Investor's remedy shall be limited to an action at law for damages, if any. In no event shall Investor have the right to terminate or rescind this Agreement or in any way to enjoin or interfere with the development, production, marketing, distribution or exploitation of the Picture.

12. HIGH RISK INVESTMENT. THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Investment Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his, her, or their own advisor regarding legal matters and tax consequences involving this investment.

13. ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Association before a single arbitrator in Nashville, Tennessee. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

14. NOTICES: All under this Agreement shall be in writing addressed to the addresses first set forth above, or at such other address as either party may designate from time to time by written notice to the other. All notices shall be served by facsimile and one of the following: electronic mail, recognized courier services such as Federal Express or DHL, or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

15. COMPLETE AGREEMENT: This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter contained herein, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

16. COUNTERPARTS: This Agreement may be signed in counterparts, and scanned or facsimile copies shall be deemed originals for all purposes.

17. SEVERABILITY: If any provision of this Agreement shall be held void, voidable, invalid, or inoperative, no other provision of this Agreement shall be consequently affected, and accordingly, the remaining provisions of this Agreement shall remain in full force and effect, as though such void, voidable, invalid, or inoperative provision had not been contained herein.

18. ELECTRONIC EXECUTION AND DELIVERY. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

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IN WITNESS WHEREOF, the parties have executed this agreement as of _[EFFECTIVE DATE]_.

Aggregate Purchase Price: $[AMOUNT]_____


COMPANY:

Dot Conner, LLC

By: *Founder Signature*
_____

Name: [FOUNDER_NAME]_____

Title: [FOUNDER_TITLE]_____

INVESTOR:

[ENTITY_NAME]_____

By: *Investor Signature*
_____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

Read and Approved (For IRA Use Only):

By: _____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Non Accredited